Meridian Holdings, Inc.

RE: Response to SEC Comments of July 21, 2005

This is a response to your comments dated July 21, 2005 regarding our 10KSB/A amendment No. 2 for 2004 year end.

Consolidated Financial Statements

Comment #1: Consolidated Statements of Operations

Response

The consolidated financial statement have been restated to remove the judgment receivable from the finance because of issue regarding gain contingency

Consolidated Statements of Cash Flows
Comment #2 : The issue regarding non-footing  of the December
31, 2004 Cash flow Statement

Response
This has been corrected in the current re-stated financials.

Comment #3: Issue regarding the current portion of long term debt.

Response

This item has been corrected, with reclassification of the liability section of the balance sheet

Notes to Consolidated Financial Statements
Note 1-Summary of Significant Accounting Policies

Equity Method, page F-7

Comment# 4
Issue regarding current ownership percentage of our investments in CGI Communications Services, Inc.

Response

The financial statement has been corrected with inclusion of the loss in equity investment in CGI Communications Services, Inc.

Note 8-Income Taxes, page F-10

Comment# 5

Response

The Company utilizes the liability method of accounting for income taxes. Under The liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefit will not be realized.

On December 31, 2004 and 2003, the Company had a net operating losses available For carry forward of $981,035 and $458,808 respectively. The tax benefit of This loss carryforward has been fully offset by a valuation reserve because the use to the tax benefit is undetermined since there is no reasonable method to determine the usage of this carryforward in the future. The loss carryforward will start to expire in 2018.

Note 10-Stock Option Plan, Page F-11

Comment #6 and 7

Response

The Company adopted SFAS No. 123, "Accounting for Stock-based Compensation," which establishes financial accounting and reporting standards for stock-based compensation. SFAS No. 123 generally suggests, but does not require, stock-based employee compensation transactions be accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable. Companies that do not elect to change their accounting for employee stock-based compensation are required to disclose the effect on net income as if the provisions of SFAS No. 123 were followed. The Company has decided to retain the provisions of APB Opinion No. 25, and related interpretations thereof, for recognizing stock-based compensation expense for employees, which includes members of the board of directors. Non-employee stock compensation is recorded at fair value in accordance with SFAS No. 123. During the second quarter of 2004, the company issued 5,000,000 shares of its common stock to its', employees and directors as par the incentive stock option plan, for non cash consideration.

This has been included in the finance as a non-cash transaction.

Proforma disclosure of the effect of accounting for stock options under Statement of Financial Accounting Standard (FAS 123) is required. The Company accounts for its stock options in accordance with APB 25 " Accounting for Stock Issued to Employees". Under APB 25, no compensation is recognized when the exercise price of employee options is equal to the fair market value of the underlying stock on the date of the grant. For each of the Company's stock options the exercise price was equal to the estimated fair market value of the shares at the date of grant.

The summary table have been updated to reflect this transaction. Please see Page F-11.


Item 8a. Control and Procedures, Page 13

Comments # 8,9, 10 and 11

Response
This sections have been corrected and now reads as follows:
"As required by Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act" ), the Company carried out an evaluation under the Supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Principal Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of this reporting period. In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, the Company's management was required to apply its reasonable judgment. Based upon the required evaluation, the Management concluded that as of March 31,
2005, the Company's disclosure controls and procedures were effective (at the "reasonable assurance" level mentioned above) to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.


From time to time, the Company and its management have conducted and will continue to conduct further reviews and, from time to time put in place additional documentation, of the Company's disclosure controls and procedures, as well as its internal control over financial reporting. The Company may from time to time make changes aimed at enhancing their effectiveness, as well as changes aimed at ensuring that the Company's systems evolve with, and meet the needs of, the Company's business. These changes may include changes necessary or desirable to address recommendations of the Company's management, its counsel and/or its independent auditors, including any recommendations of its independent auditors arising out of their audits and reviews of the Company's financial statements. These changes may include changes to the Company's own systems, as well as to the systems of businesses that the Company has acquired or that the Company may acquire in the future and will, if made, be intended to enhance the effectiveness of the Company's controls and procedures. The Company is also continually striving to improve its management and operational efficiency and the Company expects that its efforts in that regard will from time to time directly or indirectly affect the Company's disclosure controls and procedures, as well as the Company's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls as of December 31, 2004. "

Comments Number 3b: Issue regarding an explanatory note.

Response
There is an explanatory note included with the amendment number 2, on the index page.

Furthermore, the Company is responsible for the adequacy and accuracy of the disclosure in the filings and will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings.

Respectfully submitted


/s/ Anthony C. Dike
---------------------
Chairman and CEO